Exhibit 99.2

SciSparc Announces Updates Regarding Proposed Merger; Form F-4 Registration Statement Has Been Declared Effective by SEC

TEL AVIV, Israel, July 30, 2025 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the “Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announces additional progress in connection with the proposed merger with AutoMax Motors Ltd., a leading vehicles importer and the exclusive importer of Anhui Jianghuai Automobile Group Corp., Ltd.-manufactured electric vehicles in Israel (“AutoMax”).

As previously disclosed, in April 2024, SciSparc and AutoMax entered into a merger agreement, as amended, under which, SciSparc will acquire 100% of the share capital of AutoMax by way of a reverse merger between SciSparc Merger Sub Ltd., a wholly-owned subsidiary of the Company and AutoMax, with AutoMax surviving the merger as a wholly-owned subsidiary of the Company (the “Merger”). The closing of the Merger is subject to customary closing conditions, including shareholder approvals from both companies and Israeli court approval. The special meeting of SciSparc’s shareholders to vote on the approval of the Merger will be held on August 25, 2025. The special meetings of AutoMax’s shareholders and of AutoMax’s shareholders who are not controlling shareholders or SciSparc, to vote on the approval of the Merger will be held on August 28, 2025.

On July 21, 2025, the U.S. Securities and Exchange Commission (“SEC”) declared effective the registration statement on Form F-4 with respect to the Merger.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

Additional Information and Where You Can Find It

In connection with the proposed transactions between the Company and AutoMax, the Company has filed a registration statement, which has been declared effective by the SEC, and a proxy statement/prospectus with the SEC. This communication is not a substitute for the registration statement or the proxy statement/prospectus or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the registration statement or the proxy statement/prospectus, as applicable, and all other relevant documents filed or furnished or that will be filed with or furnished to the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the registration statement, the proxy statement/prospectus and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. The proxy statement/prospectus is available free of charge on the Company’s website at https://investor.scisparc.com/, by contacting the Company’s Investor Relations at IR@scisparc.com or by phone at +972-3-6167055.

Participants in Solicitation

The Company, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s Ordinary Shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 20-F, for the year ended December 31, 2024, filed with the SEC on April 24, 2025. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses: that the closing]of the Merger is subject to customary closing conditions. The Company may not complete the Merger or, even if it does, such transaction may not unlock or enhance shareholder value. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 24, 2025, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972 3-761-7108